

May 16, 2024

James Cleary
Executive Vice President and Chief Financial Officer
Cencora, Inc.
1 West First Avenue
Conshohocken, PA 19428

> **Re: Cencora, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **Response Dated April 18, 2024**
> **File No. 001-16671**

Dear James Cleary:

We have reviewed your April 18, 2024, response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024, letter.

Form 10-K for Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 38

1. Refer to your response to prior comment 2. From the example provided therein it remains unclear the factors that caused the variance in operating cash flows between fiscal 2023 and 2022 and the extent of their effect. You cite an increase in revenue as a factor for the increase in operating cash flows. Typically it is not the increase in the amount of revenue reported in a period that affects operating cash flows but the amount of revenue collected in the period that does. In this regard, we note the increased negative impact on operating cash flows of accounts receivable of approximately $1.1 billion. In connection with this, you did not address the variance in expenses on operating cash flows. Furthermore, it appears the affect of revenues and expenses is covered by your cited factor of increased

net income plus non-cash expenses between the periods. Your example cites the positive impact on fiscal 2023 operating cash flows of reduced opioid settlements of $252 million, but we note offsetting negative impact on fiscal 2023 of increased income tax paid of $218 million and interest paid of $52 million. Your example further cites net negative working capital account balances increased in fiscal 2023 due to increased revenue, net of the impact of the timing of cash receipts and disbursements, but the correlative effect of these and reasoning for such is not clear. In this regard, we note the negative increase of inventory in fiscal 2023 of $1.5 billion and positive increase of accounts payable in fiscal 2023 of $2.8 billion. Please further consider the guidance previously cited in identifying material underlying factors that actually changed operating cash between periods.

Please contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services